Direct Phone: 202.298.1735

Jeffrey.Li@foster.com

October 11, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Celeste M. Murphy

Paul Fischer

Robert S. Littlepage

Christie Wong

Re:	Oriental Culture Holding LTD

Draft Registration Statement on Form F-1/A

Amended on September 16, 2019
CIK No. 0001776067

Ladies and Gentlemen:

On behalf of our client, Oriental Culture Holding LTD, a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we are submitting this letter and the following information in response to a letter, dated September 26, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on May 13, 2019, as amended on June 24, 2019 and September 16, 2019. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”).

To facilitate your review, we have separately delivered to you today four courtesy copies of the Amended Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Draft Registration Statement on Form F-1, amended on September 16, 2019

The shareholders of our consolidated VIEs may have potential conflicts of interest with us., page 20

1. We note disclosures under “Related Party Transactions” at pages 93 and 94 that the company has entered into relationships with entities “under common control of a major shareholder of Jiangsu Yanggu.” Please revise here, or in a separate risk factor, to disclose and discuss the risks posed to the company by virtue of such related party transactions. When you provide this risk factor disclosure, please identify the major shareholder who exerts common control, and disclose the percentage of overall accounts receivable, accounts payable, other payables, revenues, and selling and marketing expenses derived or expended by virtue of the related party transactions.

Response: We have revised the Amended Draft Registration Statement on pages 93, F-28 and F-52 regarding the description of relationships of related parties. Because the shareholders of Jiangsu Yanggu entered into VIE agreements with the Company’s wholly owned subsidiary, Nanjing Rongke Business Consulting Service Co., Ltd. (the “WFOE”), in May 2019, we, as opposed to Jiangsu Yanggu’s shareholders, effectively control and derive all of the economic interest and benefits from Jiangsu Yanggu through our WFOE. Therefore, these related parties are not under common control of a major shareholder of Jiangsu Yanggu since, as of May 2019, only the Company could exert control over Jiangsu Yanggu through its wholly owned subsidiary. In these related party transactions, the owners of such related parties do not have control over the Company and are not the officers or directors of the Company. We have revised the description to clarify the exact relationship between the owners of the related parties and the Company, including their names and percentages of equity ownership in the Company.

Dilution, page 42

2. Revise to calculate net tangible book value by deducting from total assets, total liabilities and intangible assets, net. In addition, we note that outstanding shares of 10,748,889 does not agree with the total number of outstanding shares of 12,400,000, reported as of June 30, 2019 in the balance sheet on page F-33. Please revise or advise us.

Response: Our net tangible book value is calculated by deducting from total assets, total liabilities, intangible assets, and deferred offering costs, divided by ordinary shares outstanding of 12,400,000 as of June 30, 2019. We have revised the Amended Draft Registration Statement on page 42.

Recently Issued Accounting Pronouncements

Pronouncement not yet adopted, page 57

3. We note you indicate that as an EGC, the Company has elected to take advantage of the extended transition period for complying with new or revised accounting standards applicable to private companies. You disclose that the Company is planning to adopt Topic 606 in the first quarter of 2020. However, under the guidance in ASC 606-10-65- 1b the Company should adopt Topic 606 in the annual reporting period beginning after December 15, 2018, i.e. your annual financial statements for fiscal year ended December 31, 2019. Please revise accordingly and advise us.

Response: We have revised the Amended Draft Registration Statement on page 57 to state that the Company is planning to adopt Topic 606 for fiscal year ending December 31, 2019.

Consolidated Financial Statements

Note 1 - Nature of business and organization, page F-7

4. We note in your response to comment 2, you consider Jiangsu Yanggu and International Exchange to have been under common control because both entities were under the control of the same 18 shareholders since the beginning of 2018. However, it appears from your response that no single individual shareholder held more than a 50% voting ownership interest in both entities and therefore, no individual shareholder in fact controlled both entities. Entities should only be considered under common control if (a) an individual or entity holds more than 50% of the voting ownership interest in each entity; (b) immediate family members hold more that 50% of the voting ownership interest of each entity; or (c) a group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities shares in concert exists. Please revise to account for the share exchange on May 7, 2019 and the reorganization as a business combination or advise us and clarify your disclosure.

Response: We have expanded our disclosure on pages F-7 and F-37 of the Amended Draft Registration Statement to clarify that Jiangsu Yanggu and International Exchange were under the control of the same group of shareholders prior to the reorganization, which group held more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of agreements to vote a majority of the entities’ shares in concert exists. We have also supplementally submitted under separate cover copies of such agreements.

Note 3 - Business combinations, page F-45

5. Please disclose the pro forma information of revenue and earnings of HKDAEx as required per ASC 805-10-50-2(h).

Response: We have revised the Amended Draft Registration Statement on page F-45 to include the disclosure of the pro forma information of revenue and earnings of HKDAEx.

6. Please update your non-cash transaction information on page F-32 to reflect the total consideration paid for the acquisition of HKDAEx. We note you disclosed the amount of total consideration net of cash acquired.

Response: We have revised the Amended Draft Registration Statement on page F-56 to update the non-cash information to reflect the total consideration paid for the acquisition of HKDAEx. The cash flows statements for the year ended December 31, 2018 on page F-32 of the Amended Draft Registration Statement. Since the acquisition occurred in May 2019, we have updated the non-cash information on page F-56 of the Amended Draft Registration Statement which presents the cash flows statements for the period ended June 30, 2019.

7. We note you disclose that the net purchase price allocation of HKDAEx is based on a valuation performed by an independent valuation firm engaged by the Company. Please describe to us the nature and extent of the valuation expert´s involvement and management´s reliance on the work of the valuation expert. Also, please explain to us your consideration of the guidance in Question 141.02 of the Division’s Compliance and Disclosure Interpretations on Securities Act Sections.

Response: The management of the Company was responsible for evaluating and determining the net purchase price allocation, and the Company engaged a valuation firm to further confirm that the assets and liabilities were acquired at prices comparable to market prices. Therefore, we don’t believe the valuation report became the “expertised” disclosure of the guidance in Question 141.02. We have revised the Amended Draft Registration Statement on page F-45 to further clarify our disclosure in note 3 as follows:

“The Company has allocated the purchase price of HKDAEx based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including a valuation opinion from an independent appraiser.”

The Audited Financial Statements of HKDAEx , page F-58

8. Please provide updated interim period financial statements of HKDAEx as of and for period ended March 31, 2019. In addition, please update the unaudited pro forma combined financial statements for such period presented.

Response: We are currently preparing the updated interim period financial statements of HKDAEx as of and for the period ended March 31, 2019 and the unaudited pro forma combined financial statements for such period presented and expect to complete them by the end of October. We will provide such financial statements in a subsequent amendment to the Draft Registration Statement.

The Unaudited Pro Forma Combined Financial Information As of and For Year Ended December 31, 2018, page F-68

9. In the introductory paragraph please describe the details of the transaction, the entities involved, and your accounting for it.

Response: We have revised the Amended Draft Registration Statement on page F-68 to include the details of the transaction, the entities involved, and our accounting for it in the introductory paragraph.

10. We note on page F-67 that the shareholders of HKDAEx sold all issued shares for $1.7 million. Please give effect to this transaction in the pro forma financial statements or advise us.

Response: We respectfully advise the Staff that these were share transactions among former shareholders of HKDAEx prior to the Company’s acquisition, that there was no change on the total equity of HKDAEx as a result of the share transfer, and that hence there is no pro forma effect on the combined statements.

11. With respect to Note (a), please describe the nature of $665,078 adjustment to additional paid in capital and how you obtained the pro forma combined weighted average shares of 10,006,575.

Response: The Company issued 2,400,000 ordinary shares in exchange for 100% of the equity interest of HKDAEx. The fair value of HKDAEx on May 9, 2019 was measured at approximately $1.5 million, where book value approximated to the fair value, therefore no pro forma adjustment was required of the assets, liabilities and results of operations. The only pro forma adjustment was the issuance of 2.4 million shares by the Company to give effect to the acquisition as if the acquisition had occurred on January 1, 2018.

We have revised the Amended Draft Registration Statement on page F-69 of the Amended Draft Registration Statement to amend the number of weighted average ordinary shares outstanding to give effect to the 2.4 million shares outstanding from January 1, 2018 which should have been 12,400,000 shares outstanding.

12. In a pro forma balance sheet adjustment, you should give effect to the purchase price allocation. In this regard, we note the disclosure on page F-45.

Response: We respectfully advise the Staff that no pro forma adjustment was deemed necessary because the book value of HKDAEx approximates to the fair value.

13. It appears you should include a pro forma income statement adjustment to give effect to depreciation and amortization as a result of the change in cost basis of property, plant and equipment and intangible assets.

Response: We respectfully advise the Staff that no pro forma adjustment was deemed necessary because the book value of HKDAEx approximates to the fair value.

If you have any questions or further comments regarding our responses to the Staff’s comments or the Amended Draft Registration Statement, please contact me by phone at 202-298-1735 or via e-mail at jeffrey.li@foster.com.

Very truly yours,

/s/ Jeffrey Li
Jeffrey Li

Enclosures

cc:	Yi Shao, Chief Executive Officer and Director of Oriental Culture Holding LTD

Lijia Ni, Chief Financial Officer of Oriental Culture Holding LTD

Liren Wei, Managing Partner of Wei, Wei & Co., LLP

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